SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 001-15006

PETROCHINA COMPANY LIMITED

9 Dongzhimen North Street, Dongcheng District

Beijing, The People’s Republic of China, 100007

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

EXHIBITS

Exhibit Number

99.1 Announcement dated April 2, 2013 relating to the notice of annual general meeting of the Company;

99.2 Announcement dated April 2, 2013 relating to change of auditors and the authorization to the board to determine their remuneration, election and appointment of supervisors, amendments to the Articles of Association of the Company, general mandate to issue bonds, general mandate to issue shares and notice of annual general meeting;

99.3 Announcement dated April 2, 2013 relating to form of proxy for the annual general meeting to be held on Thursday, May 23, 2013; and

99.4 Announcement dated April 2, 2013 relating to Reply Slip;

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.

PetroChina Company Limited

Dated: April 2, 2013	By:	/s/ Li Hualin
	Name:	Li Hualin
	Title:	Company Secretary